Exhibit 99.1
Ultrapetrol (Bahamas) Ltd. Releases Information in Connection With Its Current Restructuring Negotiations

NASSAU, Bahamas, Nov. 18, 2016 ‑‑ Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) (the "Company") announced today that it and certain of its subsidiaries have entered into a Restructuring Support Agreement (the "Support Agreement") with certain holders of the Company's 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") (the "Supporting Noteholders"), International Finance Corporation (the "IFC Lender"), The OPEC Fund for International Development (the "OFID Lender" and together with the IFC Lender and the Supporting Noteholders, the "Supporting Creditors"), Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross") and Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow").   The Support Agreement sets forth the terms of the restructuring of the debt and capital structure of the Company's river business and related financial obligations (the "Restructuring").

The Support Agreement, which is described in more detail below, provides for the parties' agreement with respect to the transactions contemplated by a joint prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), which provides for an implementation of the Restructuring through a voluntary bankruptcy case under chapter 11 of title 11 of the United States Code and provides a timetable that includes substantial consummation of the Plan on or before February 28, 2017.

In addition to the Restructuring, the Company is in negotiations with lenders to its offshore business (the "Offshore Lenders") and an affiliate of Sparrow with respect to the terms and conditions of an out-of-court restructuring of the loans to the Offshore Business. The Company and the Offshore Lenders have reached an agreement in principle that would provide for, among other things, a 100% principal recovery by the Offshore Lenders, interest and amortization relief for the Company through lowered contract rates and a waterfall mechanism that provides for cash in the business to be used first to pay operating and capital expenses, a release of claims against non-Offshore Business entities, and the grant of additional collateral to the Offshore Lenders in the form of a mortgage on the unencumbered Offshore Business vessel, the UP Opal. The Company is currently negotiating a detailed term sheet with the Offshore Lenders that would reflect the parties' agreement in principle, and hopes to reach a final resolution in the near future.

The Company is being advised by the investment banking firm of Miller Buckfire & Co. and is receiving financial advice from AlixPartners, LLP.  Zirinsky Law Partners PLLC and Seward & Kissel LLP act as legal counsel to the Company in this process.  PJT Partners is acting as financial advisor and Milbank, Tweed, Hadley & McCloy LLP is acting as legal counsel to the Supporting Noteholders.  FTI Consulting Canada ULC is acting as financial advisor and Mayer Brown LLP is acting as legal counsel to the IFC Lender and the OFID Lender.

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The Support Agreement and the Plan1

Under the terms of the Support Agreement, a copy of which has been filed on EDGAR with the Securities and Exchange Commission, an affiliate of Sparrow ("New Sparrow") will, pursuant to an investment agreement, purchase the Company's river business (the "River Business") for $73 million in cash, which cash would be used to retire the Company's 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") and to purchase the outstanding credit facilities with the International Finance Corporation and the OPEC Fund for International Development. In addition, if the Company's ocean business (the "Ocean Business") is sold before confirmation of the Plan, then the holders of the Notes will receive 100% of net sale proceeds; otherwise the Ocean Business would be transferred to the holders of the Notes under the Plan or transferred to the River Business, as further described below.

The Support Agreement provides, subject to its terms and conditions, among other things:
• The Supporting Creditors agree, among other things, (i) to timely vote to accept the proposed plan of reorganization (the "Plan") contemplated by the Support Agreement, to not change or withdraw such vote and to not opt out of any releases set forth in the Plan, (ii) support approval of the disclosure statement (the "Disclosure Statement") in respect of the Plan; (iii) not directly or indirectly object to, delay, impede or take any other action to interfere with the acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan; (iv) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan; (v) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring; (vi) use reasonable efforts to execute any document and give any notice, order or instruction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring and (vii) upon execution of the Support Agreement and until the earlier of the termination of the Support Agreement or the consummation of the Restructuring, each Supporting Noteholder shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the term sheet that forms part of the Support Agreement (the "Term Sheet").  In addition, (a) the Supporting Noteholders shall not direct any administrative agent, collateral agent, or the indenture trustee under the Notes (as applicable) to take any action inconsistent with such Supporting Noteholder's respective obligations under the Support Agreement, and if any applicable administrative agent, collateral agent or the indenture trustee takes any action inconsistent with the Supporting Noteholder's obligations under the Support Agreement, the Supporting Noteholders shall promptly direct such agent or trustee to cease and refrain from taking any such action so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the indenture trustee and (b) neither the IFC Lender or the OFID Lender shall direct the security trustees in connection with their respective loans to take any action inconsistent with such IFC Lender's or OFID Lender's respective obligations under the Support Agreement, and if any such security trustee takes any such inconsistent action, the IFC Lender or OFID Lender, as the case may be, shall promptly direct such security trustee to cease and refrain from taking any such action so long as such direction by the IFC Lender or OFID Lender does not give rise to any additional indemnification obligations to the applicable security trustee.

1 Please note that the below is a summary of the Support Agreement and does not include all of the terms and conditions thereto.  To the extent there is any inconsistency between this summary and the Support Agreement, please refer to the Support Agreement.
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• The Company agrees, among other things, (i) to permit and facilitate any and all commercially reasonable due diligence; (ii) to use commercially reasonable efforts to operate the River Business and the Ocean Business in the ordinary course of business consistent with past practice; (iii) to promptly inform the Supporting Creditors, Sparrow or Southern Cross (the "Supporting Parties" and each a "Supporting Party") about all occurrences that are reasonably expected to have an adverse effect in any material respect on the assets, operations or relationships of the River Business taken as a whole or the Ocean Business taken as a whole; (iv) to concurrently solicit each of the Noteholders, the IFC Lender, the OFID Lender and any other entities that may be entitled to vote on the Plan for the return of their respective Ballots in favor of the Plan; (v) to continue to market the Ocean Business for sale or, if a sale cannot be consummated by the date upon which the consummation of the Plan occurs, to transfer, if requested by the Majority Supporting Noteholders (as defined in the Support Agreement), the ownership of the Ocean Business to an entity designated by the Majority Supporting Noteholders (the "Ocean Business Transferee") that will receive the Ocean Business on behalf of all Noteholders (provided that any Noteholder on its own behalf may elect to not receive its pro rata share of the Ocean Business, in which case such equity will be allocated pro rata among the remaining Noteholders), unless the Majority Supporting Noteholders elect not to receive the Ocean Business as described below; (vi) except as set forth in the Support Agreement, to refrain from and cause its advisors and representatives to refrain from, directly or indirectly, taking any action to seek, solicit, initiate, encourage or assist the submission of, or entering into any discussions, negotiations or agreements regarding, any proposal, negotiation or offer relating to the capitalization or recapitalization of the Company, any refinancing of the Company's debt or other obligations, any other transaction involving securities issued by the Company, any sale of the Company's main assets, debt or equity, or any other transaction that would render the Restructuring incapable of being consummated on the terms set forth in the Support Agreement other than the Restructuring contemplated pursuant to the Support Agreement (each, an "Alternative Transaction"), and to promptly notify the Supporting Parties regarding any inquiries by third parties with respect to an Alternative Transaction of any kind; (vii) to not take any actions that are inconsistent with the Support Agreement or the expeditious confirmation and consummation of the Plan; (viii) to timely pay or reimburse all reasonable and documented fees and out-of-pocket expenses, whether or not the Restructuring is consummated, of the indenture trustee for the Notes, the security trustees, the ad hoc committee, and the Supporting Creditors; (ix) if the Support Agreement is terminated, and if such termination is not caused by a breach of the Support Agreement by Sparrow or Southern Cross or any affiliate of either thereof (other than the Company or any of its subsidiaries to the extent such breach by the Company or any of its subsidiaries was not caused by Sparrow or Southern Cross or by Sparrow's director nominees of the Company), to pay or reimburse all reasonable and documented out-of-pocket legal fees and expenses of Sparrow's and Southern Cross's counsels, and provided that the termination occurs in a manner as set forth in the Support Agreement, to pay to Sparrow a termination fee in the amount $1,825,000 upon consummation of certain alternative transactions; (x) to provide copies of all material documents or materials relating to the Restructuring that the Company shares with any third-parties, including any official committee appointed in the Chapter 11 Cases or the Office of the United States Trustee, to counsel for each of Sparrow, Southern Cross, the ad hoc committee and the IFC-OFID Lenders; (xi) to use commercially reasonable best efforts to obtain any and all required regulatory and/or third-party approvals necessary to consummate the Restructuring and the sale or transfer of the Ocean Business; (xii) to use commercially reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; (xiii) to the extent the Company has any right to vote or direct the vote of any Claim, to vote or direct such vote in favor of the Plan; and (xiv) except as provided for in the Support Agreement or in the Term Sheet, to not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Sparrow and Southern Cross.
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• If a sale of the Ocean Business cannot be consummated by the date upon which the consummation of the Plan occurs and if the Majority Supporting Noteholders either do not request a transfer of, or elect not to receive, the equity of the Ocean Business on or prior to the earlier of (1) ten calendar days before the Effective Date (as defined in the Support Agreement) and (2) February 28, 2017, then the Ocean Business will be retained by the River Business, all claims of the Noteholders with respect thereto will be released and the Company will pay to the Noteholders on the Effective Date $3,000,000 less the aggregate amount spent, with the consent of the Majority Supporting Noteholders, on capital expenditures outside the ordinary course of business with respect to the Ocean Business after the date of the Support Agreement.
• The Company may terminate the Support Agreement as to all parties to the Support Agreement upon five business days' prior written notice to the other parties delivered in accordance with the Support Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five business day notice period: (i) the Company's independent directors as of the date of the Support Agreement unanimously determine, in good faith and upon advice of their advisors and subject to the terms and conditions of the Support Agreement, that the Company's performance under the Support Agreement is inconsistent with the independent directors' exercise of their fiduciary duties under applicable law; (ii) any material breach by any of the other parties to the Support Agreement of any of their respective material obligations under the Support Agreement that materially and adversely impacts the Company; (iii) termination of the Support Agreement by any of the other parties in accordance with the terms of the Support Agreement; (iv) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any permanent and final injunction, judgment, decree, charge, ruling or order preventing the consummation of the Restructuring and that would materially and adversely impact the Company; or (v) the failure to meet any milestone under the Support Agreement as a result of the breach by the Supporting Creditors of their obligations under the Support Agreement.
• Each of the Supporting Parties may terminate the Support Agreement as to all parties to the Support Agreement upon five business days' prior written notice to the other parties delivered in accordance with the Support Agreement following the occurrence of any of the following events, if such event remains uncured (but only to the extent that such event is capable of being cured) after the expiration of such five business day notice period: (i) the final solicitation documents or definitive documents to be delivered under the Support Agreement include terms that are inconsistent in any material respect with the Term Sheet and the Support Agreement with respect to such Supporting Party, unless such variance in terms has been approved in writing by the Company and such Supporting Party; (ii) the filing by the Company of any motion or other request for relief, and such filing or request is not withdrawn or dismissed within seven days, seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan; (iii) the Company fails to contest, in a timely and appropriate manner, the filing by any party of any motion or other request for relief seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan; (iv) the entry of an order by the Bankruptcy Court (1) dismissing the Chapter 11 Cases, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointing a trustee or an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in the Chapter 11 Cases or (4) the effect of which would render the Plan incapable of consummation on the terms set forth in the Support Agreement; (v) (1) the filing by the Company of any motion (2) or the entry of an order by the Bankruptcy Court, in each case approving a material payment to any party (whether in cash, equity or other property or whether as adequate protection, settlement of a dispute, or otherwise) that would be materially inconsistent with the treatment of such party under the Term Sheet or the definitive documents to be delivered under the Support Agreement and/or such payment would materially and adversely affect such Supporting Party; (vi) the filing by the Company of any motion or other request for relief seeking to (1) approve or implement any debtor-in-possession financing that is not proposed, agreed, or consented to by the Company and each of the Supporting Parties in their sole discretion and/or (2) approve the Company's use of the Noteholders' or the IFC Lenders' cash collateral without the consent of (A) the Majority Supporting Noteholders or the IFC Lender and OFID Lenders, as the case may be, (B) Sparrow and (C) Southern Cross; (vii) any governmental authority, including any regulatory authority or court of competent jurisdiction, shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Company; (viii) the failure to meet any milestone set forth under the Support Agreement as long as the failure to achieve any such Milestone is not as a result of the breach by such Supporting Party of its obligations under the Support Agreement; (ix) any material breach by any of the other parties to the Support Agreement of any of their respective material obligations under the Support Agreement that materially and adversely impacts such Supporting Party and (x) termination of the Support Agreement by any of the other parties  to the Support Agreement in accordance with the terms of the Support Agreement.
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• The Support Agreement, and the obligations of all parties thereunder, may be terminated, upon written notice to all other Parties in accordance with the provisions of the Support Agreement by mutual agreement among (a) the Company and (b) each of the Supporting Parties.  For the avoidance of doubt, the Company's commencement of the Chapter 11 Cases in accordance with the terms of the Support Agreement shall not provide any Party with an independent right to terminate the Support Agreement.
As set forth in the Term Sheet, the Restructuring would entail, among other things:
• Holders of the Notes will receive (i) the product of multiplying $73.0 million by a fraction, determined by dividing (A) an amount equal to the aggregate principal amount of the Notes, accrued and unpaid interest (excluding default interest) less the proceeds from the sale of the Ocean Business (if sold at the time the Plan is confirmed) (the "Noteholder Claim") by (B) an amount equal to the sum of the aggregate principal amount of the IFC Loans and the OFID Loans, accrued and unpaid interest thereon (but excluding default interest thereon), and the swap termination amounts related thereto less $6,475,012.77 (the "IFC/OFID Claim") (plus interest accrued as a result of such funds being deposited in interest bearing accounts through the date of consummation of the Plan), plus the Noteholder Claim and (ii) the proceeds of the sale of the Ocean Business.
• The IFC Lender and the OFID Lender each will receive a pro rata share of (i) the product of multiplying $73.0 million by a fraction, determined dividing (A) the IFC/OFID Claim by (B) the sum of the IFC/OFID Claim plus the Noteholder Claim and (ii) the cash held in the applicable debt service reserve accounts under the IFC Loans and the OFID Loans.
In addition, the amounts the holders of the Notes on the one hand and the IFC Lender and OFIC Lender on the other hand will receive may be adjusted based on a true-up amount that is determined in part based on the value of the sale proceeds of the Ocean Business if the Ocean Business is sold after the date of confirmation of the Plan.
• Equity interests in the Company will be unaffected under the Plan, but under certain circumstances the Company may be liquidated after emergence from Chapter 11.
• All general unsecured creditors' claims would be unimpaired under the Plan.
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Previous Discussions

As previously disclosed, the Company, in order to preserve liquidity for the operation of its businesses, determined not to make the interest payment due on December 15, 2015 and June 15, 2016 on the Notes. These non-payments have resulted in Events of Default (as defined in the indenture governing the Notes (the "Indenture")) under the Notes.  In January 2016, the Company entered into forbearance agreements with its secured lenders in which the secured lenders party to these agreements agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions, or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the Notes and to work with the Company in negotiating a sustainable financial structure.  Copies of the forbearance agreements are available on the SEC's EDGAR system at www.sec.gov.  Certain of the forbearance agreements provided for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee whose mandate was to explore restructuring options and make recommendations to the Company's Board of Directors.  Among such recommendations were a standalone restructuring proposal and/or selling the River Business and the Offshore Supply Business Segments. In connection with its restructuring efforts, the Company agreed to explore the possibility of selling one or more of its three businesses (the "River Business," the "Ocean Business" and the "Offshore Business," respectively).   The forbearance agreements were renewed multiple times but finally expired on May 31, 2016.

On June 15, 2016, the Company received a strategic indication of interest of $70 million for the purchase of the River Business ("Potential Transaction A"), a strategic indication of interest of $70 million for the River Business assets ("Potential Transaction B") and an all cash indication of interest of $65 million for the River Business ("Potential Transaction C" and together with Potential Transaction A and Potential Transaction B, the "Potential Transactions"). The Company also received preliminary, non-binding bids for its Ocean Business and its Offshore Business.

In June 2016, the Company entered into non-disclosure and confidentiality agreements (the "Non-Disclosure Agreements") with certain holders of the Company's 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") (the "Bondholders") and certain other creditors (together with the Bondholders, the "Secured Creditors") to facilitate discussions regarding the Potential Transactions.  Pursuant to the Non-Disclosure Agreements, which expired on November 18, 2016, the Company disclosed material non-public information to the Creditors. The Company is now publicly disclosing a summary of that information to satisfy its obligations under the Non-Disclosure Agreements.
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The information was prepared based on certain assumptions and projections with respect to the Company's revenue generating capabilities, capital expenditures and operating expenses, market conditions in the marine transportation market, and based on information known at the time it was prepared. The assumptions used in preparing the information are inherently subject to significant uncertainties and actual results will differ, perhaps materially from those projected. The Company does not give any assurance that the assumptions relied upon are correct or that the projections and estimates included herein will reflect actual results of operations and cash flows. This information is not intended to provide a basis for making investment decisions regarding the Company's securities, and the Company will not publish any updates relating to any part of this information.  In addition to the information below, the Bondholders also received a report from the financial advisor to the Bondholders and a report from the financial advisor to the Company.  A copy of the report by the Bondholders' financial advisor is attached hereto as Appendix A, and a copy of the report by the Company's financial advisor is attached hereto as Appendix B.

The Company has informed the Bondholders that it has outperformed its business plan year-to-date.

Exclusivity Agreement

The Company entered into an exclusivity agreement with Party C, pursuant to which the Company would not engage in negotiations with any other person or entity during the exclusivity period.  This period expired in August 2016.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Appendix A

Project Universe
DISCUSSION MATERIALS

July 7, 2016

Situation Overview

Historical Economics
>	Despite a strong historical pricing environment, EBITDA for the River Business has been volatile and cash flow has been negative
-	Challenges in achieving favorable contribution margin per ton on a unit economic basis
-	Significant capex investment in the business has been a further drain on cash flow
The River Business can be analyzed through several key drivers
>	Price per ton
>	Tons shipped
>	Voyage expense per ton
>	Running costs per ton
>	G&A
>	Capital expenditures
These drivers are currently challenged – causing the business to require capital in the near-term to fund operating losses
>	Without a combination of material pricing and cost improvements, no path exists to become cash flow break-even in the near-term
>	While contribution from Vale contracts will offset some of the near-term cash need, additional capital will be required if realizing cost efficiencies and improved pricing does not occur before year-end 2017
PJT Partners            1

Historical Unit Economics

Despite a very strong pricing environment over the past 4 years, the Company's river transportation EBITDA has been volatile and cash flow has been negative.

($ in millions)	2012	2013	2014	2015
Tons Transported	3.39	4.15	2.99	3.17
Price / Ton	$37.9	$43.6	$44.2	$36.2
Transportation Revenue	128.6	181.2	132.0	114.6
Other Revenue	4.3	0.0	27.1	41.0
Total Revenue	$133.0	$181.2	$159.1	$155.6
Voyage Expenses (Tranportation)	(73.5)	(88.2)	(75.5)	(54.4)
Running Costs (Tranportation)	(50.8)	(56.4)	(50.9)	(45.1)
Other Voyage Expenses	(2.8)	(0.1)	(4.8)	(8.1)
Other Running Costs	(3.2)	(1.5)	(11.5)	(10.6)
Contribution Margin	$2.8	$35.1	$16.4	$37.4
G&A Expenses	(15.9)	(22.0)	(22.8)	(22.7)
Other Income / (Expenses)	2.2	2.7	2.6	(2.3)
EBITDA	($11.0)	$15.8	($3.8)	$12.4
Maintenance Capex (assumes $10mm)	(10.0)	(10.0)	(10.0)	(10.0)
EBITDA less Maintenance Capex	(21.0)	5.8	(13.8)	2.4
Growth Capex	(24.3)	(10.7)	(45.1)	(10.9)
EBITDA less Capex	($45.3)	($4.9)	($59.0)	($8.5)
Cumm. EBITDA less Maint. Capex	(21.0)	(15.1)	(29.0)	(26.6)
Cumm. EBITDA less Capex	(45.3)	(50.2)	(109.2)	(117.7)
Memo: Per Ton Transportation Economics
Price per Ton	$37.9	$43.6	$44.2	$36.2
Voyage Expenses per Ton	(21.7)	(21.2)	(25.3)	(17.2)
Running Costs per Ton	(15.0)	(13.6)	(17.0)	(14.2)
Contribution Margin per Ton	$1.3	$8.8	$1.9	$4.8

PJT Partners            2

Drivers — Revenue
PRICING PER TON
>	Historical pricing per ton has been volatile
>	Strong pricing in 2012 – 2014 was driven by strong demand from high iron ore prices and limited supply of barges
>	Pricing in 2015 was strong in the first half of the year, but deteriorated to ~$32.50 per ton by the end of the year
-	Pricing has further weakened to ~$31 per ton through May 2016
>	Given management's estimates of ~40% barge utilization, there does not appear to be a near-term path to higher pricing
-	Management believes iron ore prices of $72 regionally and $110-115 in Europe and China are required for transport to be profitable, compared to prices of ~$56 in China today
TONS CARRIED
>	Tons carried are primarily iron ore and soybean-related products
-	Soybeans production is relatively consistent, unless it is a drought year (most recent was 2012)
-	Iron ore represents virtually all of the incremental demand in the market
>	Tons carried have experienced recent weakness as iron ore prices have declined from $120+ in 2010-2013 to $60 today
>	Production at the Corumba and Urucum mines, Vale's two main mines in the region have decreased markedly since 2014
-	2015 production down 31% from 2013 peak
-	Q1 2016 volumes down 32% QoQ and 56% YoY

PJT Partners            3

Drivers — Variable Costs
RUNNING COSTS PER TON
>	Include pushboat crew (60%) and other operating expenses, barge insurance and barge repairs and maintenance
>	Despite benefitting from a strengthening dollar, running costs are up 77% since 2010, driven primarily by crew costs
-	USD has strengthened 246% relative to ARS and 36% relative to PYG since 2010
-	However, certain Argentine crew members are unionized and have consistently demanded large wage increases
>	Paraguayan crews received ~10% wage increase in 2016 and Argentine crews receives ~23% wage increases in 2016
>	Management projects running costs of $12.90 per ton in 2016
>	However, given significant wage increases, it may be challenging to cut running costs to this extent
VOYAGE EXPENSES PER TON
>	Include pushboat fuel expense (52%), port expenses, agency fees, cleaning costs and cost of third party harbor tugs
>	Voyage expenses have increased 35% since 2010 even after accounting for 36% reduction in 2015
>	Management projects voyage expenses of $14.00 per ton in 2016, an 18% reduction relative to 2015
>	Management projects a 3.5% decrease in fuel consumption, a shift away from gasoil (which is 52% more expensive than other fuel) and an 18% decrease in gasoil prices
-	In addition to fuel cost cuts, management has projected other voyage expenses per ton to decrease 19%

PJT Partners            4

Drivers — SG&A Capex

SG&A EXPENSES
>	SG&A expenses include both direct and allocated parent SG&A
>	While G&A is 60% Argentine Pesos and 40% dollars, G&A has increased 92% since 2010 despite the dollar strengthening 246% relative to the peso
>	Management has projected G&A (including allocated)(1) of $18.4 million in 2016, a decrease of 19% relative to 2015
>	Unclear how a sale of one or more segments of the business would impact allocation of and overall size of parent G&A
-	Significant risk since headcount reductions are unidentified
CAPITAL EXPENDITURES
>	Capital expenditures have averaged more than $40 million per year since 2010, but most of this was growth-related
>	Management has guided that maintenance capital expenditures should be ~$10 million per year
>	Management has also indicated a desire to spend an additional ~$4 million per year on new barges
PJT Partners            5

Sensitivity Analysis Parameters

Pricing	Pricing per ton assumed to vary from $27.50 to $40.00

	>	Pricing of $27.50 represents pricing relatively consistent with minimum pricing over the past six years and a decrease of $3.60 per ton relative to YTD pricing

‒ Outcome driven by low utilization and depressed iron ore prices

	>	Pricing of $40.00 represents pricing approximately a 10% discount to peak pricing over the past six years and an increase of $8.90 per ton relative to YTD pricing

‒ Outcome driven by significant rebound in iron ore pricing to drive incremental demand in combination with a decline in supply

Tons Transported	Assumes 3.5 million annual tons transported

	>	Represents an increase of 10.5% relative to 2015 and a 5.6% decrease relative to 6-year average

	>	Decrease to 6-year average accounts for strong iron ore prices over 6-year period

	>	Only a significant driver if pricing / costs provides sufficient margin

Variable Costs	Voyage Expenses per ton of $12 to $18

	>	Compared to 6-year minimum of $13, 6-year average of $20, and 2015 value of $17

Running Costs per ton of $8 to $14

	>	Compared to 6-year minimum of $8, 6-year average of $13, and 2015 value of $14

G&A / Maintenance Capex	Annual G&A (including allocated G&A)(1) of $18 - $23 million

	>	Represents a $4.7 million reduction up to a $0.3 million increase relative to 2015

$10 million of annual maintenance capex, based on management guidance

(1)  Allocated G&A based on book value of assets in each business agreement.
PJT Partners            6

Contribution Margin per Ton

Estimating the price and costs of a carried ton is challenging given the volatility of the underlying commodity prices

Based on historical results and current trends, the following assumptions have been made with respect to unit economics

>	Pricing: $27.50 - $40.00 (compared to 6-year minimum of $25.57, 6-year average of $37.00, 2015 value of $40.72 and YTD pricing of $31.10)
>	Running Costs: $8 - $14 (compared to 6-year minimum of $8, 6-year average of $13, and 2015 value of $14)
>	Voyage Costs: $12 - $18 (compared to 6-year minimum of $13, 6-year average of $20, and 2015 value of $17)
These assumptions result in the following contribution margin per ton:
	Historical Driver Range
Driver	Low	Mid	High
Pricing	$28	$31	$40
Running Costs	(14)	(11)	(8)
Voyag Expenses	(18)	(15)	(12)
Contribution Margin per Ton	($4)	$5	$20

Assuming 3.5 million tons transported, the river transportation business requires at least $8.57 of contribution margin per ton to be cash breakeven, assuming $20 million of G&A and $10 million of maintenance capex

PJT Partners            7

Funding Sensitivities

($ in millions, except per ton amounts)
		Historical Driver Range				Illustrative Funding Case
Driver		Low	Mid	High	2015	Low	Mid	High
1.	Pricing ($ / Ton)	$28.9	$37.4	$44.2	$36.2	$28.0	$31.0	$40.0
2.	Tons Carried	3.0	3.7	4.5	3.2	2.8	3.0	3.5
3.	Running Costs ($ / Ton)	8.1	13.3	20.5	14.2	14.0	11.0	8.0
4.	Voyage Expenses ($ / Ton)	12.7	20.0	26.9	17.2	18.0	15.0	12.0
5.	SG&A Expenses	11.9	18.6	25.5	22.7	23.0	20.0	18.0
6.	Capital Expenditures(1)	20.7	44.8	71.3	20.9	5.0	10.0	15.0

Annual Cash Flow Before Debt Service					($28.5)	($39.2)	($15.0)	$37.0

PJT Partners            8

Pre-Tax Cash Flow Sensitivity ($20 Million of G&A)

At a $20mm G&A run-rate, reductions to running costs per ton of $2-$4, and decreases in voyage expenses per ton of $1-3, pricing would need to return to $37.50-40.00 to reach $10 million of annual cashflow.

Key Assumptions:
>	Pricing of $27.50 to $40.00 per ton (compared to 6-year minimum of $25.57, 6-year average of $37.00, 2015 value of $40.72 and YTD pricing of $31.10)
>	3.5 million annual tons transported (increase of 10.5% relative to 2015)
>	Voyage Expenses per ton of $12 to $18 (compared to 6-year minimum of $13, 6-year average of $20, and 2015 value of $17)
>	Running Costs per ton of $8 to $14 (compared to 6-year minimum of $8, 6-year average of $13, and 2015 value of $14)
>	$20 million of annual G&A ($2.7 million lower relative to 2015)
>	$10 million of annual maintenance capex, per management guidance
Price Per Ton: $27.5
		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	($4)	($11)	($18)	($25)
Running Cost / Ton	10	(11)	(18)	(25)	(32)
	12	(18)	(25)	(32)	(39)
	14	(25)	(32)	(39)	(46)

Price Per Ton: $30.0

		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	$5	($2)	($9)	($16)
Running Cost / Ton	10	(2)	(9)	(16)	(23)
	12	(9)	(16)	(23)	(30)
	14	(16)	(23)	(30)	(37)

Price Per Ton: $32.5
		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	$14	$7	($0)	($7)
Running Cost / Ton	10	7	(0)	(7)	(14)
	12	(0)	(7)	(14)	(21)
	14	(7)	(14)	(21)	(28)

Price Per Ton: $35.0
		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	$23	$16	$9	$2
Running Cost / Ton	10	16	9	2	(6)
	12	9	2	(6)	(13)
	14	2	(6)	(13)	(20)

Price Per Ton: $37.5
		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	$31	$24	$17	$10
Running Cost / Ton	10	24	17	10	3
	12	17	10	3	(4)
	14	10	3	(4)	(11)

Price Per Ton: $40.0
		Voyage Expenses / Ton
		$12	$14	$16	$18
	$8	$40	$33	$26	$19
Running Cost / Ton	10	33	26	19	12
	12	26	19	12	5
	14	19	12	5	(2)

PJT Partners            9

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PJT Partners            10

Appendix B

CONFIDENTIAL DRAFT
SUBJECT TO CONFIDENTIALITY AGREEMENT
FOR DISCUSSION PURPOSES ONLY
 SUBJECT TO MATERIAL CHANGE

Materials Prepared for Public Disclosure

DRAFT as of July 3, 2016

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	Bid Overview

FINAL RIVER BID COMPARISON
Bid Overview

	BIDDER A (STRATEGIC)	BIDDER B (STRATEGIC)	BIDDER C (FINANCIAL)
Gross Bid Value	•$70MM for River business	•$70MM for River assets	•$65MM for River business
Structure
•Bidder A purchases the equity of the River Business and forms new Holdco with existing business
-New Holdco will share revenues and costs
•River Business to be ring-fenced from existing assets
•Bid is non-binding and subject to further due diligence
•Requesting exclusivity period of an unspecified duration
•Projected to close 9/30/16

•Purchase of specified River assets
•No purchase of shipyard
•River cash and River working capital remain with company
•New debt has Bidder B parent guarantee
•Bid is non-binding subject to a 45 day exclusive due diligence period
•Upon granting of exclusivity, Bidder B will guarantee leasing two company pushboats
•Projected to close 9/30/16

•$65MM cash payment to creditors, net of any associated taxes
•60% of Ocean proceeds to creditors, after payment of severance, taxes and other transaction costs
•Not subject to repricing or further diligence
•Requesting 60 day exclusivity, amenable to 30 day period
•Projected to close 7/31/16

Treatment of River Operations	•$10MM cash payment, less adjustments •$60MM River debt - 6%; 7-year maturity -No amortization -Debt ring-fenced	•$30MM cash payment, less adjustments •$40MM River debt -L + 3.5%; 9-year maturity -2-year interest and amortization grace period -Amortization based on cash flow in excess of $20MM	•$65MM cash payment, less taxes incurred
EST. SEVERANCE	•$13.0MM ($6.3MM Corporate(1); $6.7MM River(2))	•$13.0MM ($6.3MM Corporate(1), $6.7MM River(5))	•None
EST. OTHER TRANSACTION ADJUSTMENTS	•Taxes(3): $0-$3.8MM (IFC/OFID only) •9/30/16E River Cash: $1.5MM(4) •River Working Capital: ($3.1)MM	•Taxes(3): $0 - $3.5MM (IFC/OFID only) •Additional capex/flagging requirement TBD •9/30/16E River Cash: $1.5MM(4) •River Working Capital: ($3.1)MM	•Taxes(3): $0 - $3.0MM (IFC/OFID only)
OTHER CONSIDERATIONS	•Bidder A has submitted a bid for the Offshore business	•None	•Bidder C has submitted a bid for the Offshore business

(1) Corporate severance assumes 67% of non-CEO/CFO employee severance plus 100% of CEO/CFO severance allocated to River. Based on maximum corporate severance of $7.6MM.
(2) Need further detail from Bidder A. Analysis assumes 50% of River employees severed.
(3) Taxes calculated based on cash consideration received in exchange for cancelled debt.
(4) River cash projections per 26 week CF dated June 10, 2016 adjusted for minimum Ocean business cash requirement of $3.2MM and expected ongoing professional fees.
(5) Bidder B anticipates retaining at least 50% of River employees.

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	Bid Overview

BIDDER A PROPOSAL
Proposal Details

•	Bidder A purchases the River business equity for $10 million in cash and $60 million of new River debt
•	Proposed Ring-Fence Structure:
−	River Business will be managed together with Bidder A's existing business and run as one business
−	River Business and Bidder A's businesses will remain as separate entities until contingent liabilities are reduced or eliminated
−	New River debt will not have a parent guarantee or claim on assets outside of River Business assets
−	River Business and Bidder A will share all dry barges and pushboats and split cash flows generated by these assets 50/50
−	Maintenance capex also split 50/50; non-maintenance capex paid by owner and increases the revenue share of corresponding party
−	Cash flows from operation of terminals, tank barges, repair facilities, fleeting services, and shipyard stay with River Business

Treatment of Creditors

•	$10 million cash payment, less adjustments
•	$60 million new River debt
−	6.0% rate, 7-year maturity
−	No amortization
−	Existing collateral package maintained
−	Fleet ring-fenced from existing Bidder A asset fleet; can potentially be merged once Bidder A can quantify the contingent liabilities, etc.

Bill Considerations
•	Bidder A estimated elimination of more than $15 million in River overhead costs within 12 months
•	Potential severance will likely exceed cash/working capital and may impact total consideration
•	Bid is non-binding and subject to further due diligence
•	Transaction requires consent from Bidder A's current lender
•	Bidder A intends on retiring 343 of Ultrapetrol's dry barges
•	Further diligence may be needed to size CODI taxes and to determine if other taxes are applicable
–	While not part of written bid letter, Bidder A has communicated willingness to bear any CODI tax costs arising in Paraguay
•	Shipyard will be idled and converted into scrapping facility
•	Bidder A previously offered equity/warrants, but subsequently removed those from their final bid
•	Requesting exclusivity of an unspecified duration
•	Projected to close 9/30/16

Additional Cash (Costs) / Benefits ($MM)

Est. Adjustments	Amount
Estimated Corporate Severance(1)	$(6.3)
Estimated River Severance(2)	(6.7)
Plus: 9/30/16E River Cash(3)	1.5
Plus: River Working Capital	(3.1)
Net Benefit (Cost)	$(14.6)

IFC/OFID CODI Tax Adjustment(4)	$(3.8)

                    __________________________________________
(1)	Corporate severance assumes 67% of non-CEO/CFO employee severance plus 100% of CEO/CFO severance allocated to River. Based on maximum corporate severance of $7.6MM
(2)	Need further detail from Bidder A. Analysis assumes 50% of River employees severed.
(3)	River cash projections per 26 week CF dated June 10, 2016 adjusted for minimum Ocean business cash requirement of $3.2MM and expected ongoing professional fees.
(4)
Taxes assumes all assets sold below book value, no cancellation of debt tax for Notes which fall under Bahamanian jurisdiction, no NOLs to offset cancellation of debt income in Paraguay. The Company is evaluating ways to minimize tax costs.

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	Bid Overview

BIDDER B PROPOSAL
Proposal Details

•	Bidder B to purchase targeted assets of the River business
−	35 pushboats, 573 dry barges, 84 tank barges
−	Two terminals
−	Transshipment station, transfer station, training vessel
−	Spare parts related to the assets
−	Commercial contracts
•	Bidder B anticipates retaining at least 50% of the River employees and/or officers
•	Upon granting of exclusivity, Bidder B plans to lease two push boats from Ultrapetrol
•	Purchase price represents 5.6x trailing 12 months EBITDA

Treatment of Creditors
•	$30 million cash payment, less adjustments
•	$40 million in take-back debt on the specified assets
−	L + 3.5% rate
−	2-year interest and amortization grace period after closing date
−	9-year maturity after closing date
−	Amortization based on cash flows in excess of $20 million
−	Debt has parent guarantee from Bidder B

Bid Considerations
•	Breakage costs, including severance and shut down of Shipyard
−	Anticipates covering a minimum of 50% of river (non-corporate) severance cost by retaining TBD employees
−	Shipyard closing costs may be offset by liquidating yard assets
•	Ongoing capex/flagging requirement TBD during diligence period
•	Bidder B requires 2015 EBITDA to be updated, validated, and confirmed by first tier independent auditors
•	Offer subject to financial, legal, environmental, accounting, tax, operational, and technical due diligence, approval from Bidder B's board of directors, and regulatory approval
•	Bid is non-binding and subject to 45 days exclusive due diligence
•	Projected to close 9/30/16

Additional Cash (Costs) / Benefits ($MM)

Est. Adjustments	Amount
Estimated Corporate Severance(1)	$(6.3)
Estimated River Severance(2)	(6.7)
Bidder B Capex/Flagging Requirement	TBD
Plus: 9/30/16E River Cash(3)	1.5
Plus: River River WC	(3.1)
Net Benefit (Cost)	$(14.6)

IFC/OFID CODI Tax Adjustment(4)	$(3.5)

                               --------------------------------------------------------------
(1)	Corporate severance assumes 67% of non-CEO/CFO employee severance plus 100% of CEO/CFO severance allocated to River. Based on maximum corporate severance of $7.6MM
(2)	Bidder B anticipates retaining at least 50% of River employees.
(3)	River cash projections per 26 week CF dated June 10, 2016 adjusted for minimum Ocean business cash requirement of $3.2MM and expected ongoing professional fees.
(4)	Taxes assumes all assets sold below book value, no cancellation of debt tax for Notes which fall under Bahamanian jurisdiction, no NOLs to offset cancellation of debt income in Paraguay. The Company is evaluating ways to minimize tax costs.

BIDDER C PROPOSAL
Proposal Details

•	Bidder C contributes $65 million in new cash as a payment to River creditors, less taxes
−	All stakeholders may participate in this investment opportunity
•	Offshore debt restated with maturity extensions

Treatment of Creditors

•	$65 million cash payment to River creditors, less taxes

Bid Considerations

•	$65 million cash payment to creditors would be reduced by any tax requirements
•	Split of potential Ocean sale proceeds 60% to River creditors, 40% to Company, after paying expenses
•	Bid not subject to repricing or further due diligence
•	Terms of take back debt with Offshore still to be negotiated
•	Further diligence may be needed to size CODI taxes and to determine if other taxes are applicable
•	Requesting 60 days exclusivity, amenable to 30 days
•	Projected to close 7/31/16

Additional Cash (Costs) / Benefits ($MM)

Est. Adjustments	Amount
IFC/OFID CODI Tax Adjustment(1)	$(3.0)

_______________________________
(1) Taxes assumes all assets sold below book value, no cancellation of debt tax for Notes which fall under Bahamanian jurisdiction, no NOLs to offset cancellation of debt income in Paraguay. The Company is evaluating ways to minimize tax costs.

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	Bid Overview

Illustrative Recovery Analysis
TAKE-BACK DEBT ADJUSTED TO PRESENT VALUE
Recovery Analysis ($MM)

	Bidder A	Bidder B	Bidder C
IFC/OFID
Estimated Claim at 7/31/16(1)	$67.1	$67.1	$67.1
Pro Rata Cash(2)	8.6	12.8	20.3
New Debt	9.0	6.2	-
Net Estimated Adjustments(3)	(3.1)	(3.1)	-
IFC/OFID CODI Taxes(4)	(3.8)	(3.5)	(3.0)
Total Recovery	$10.8	$12.5	$17.3
Illustrative Recovery %	16.1%	18.6%	25.8%
Noteholders
Estimated Claim at 7/31/16(1)	$248.1	$248.1	$248.1

Pro Rata Cash	7.9	23.6	51.2
New Debt	33.4	22.9	-
Net Estimated Adjustments(3)	(11.5)	(11.5)	-
Total Recovery	$29.8	$35.0	$51.2
Illustrative Recovery %	12.0%	14.1%	20.6%
Total River Creditors
Estimated Claim at 7/31/16(1)	$315.2	$315.2	$315.2

Pro Rata Cash(2)	16.5	36.5	71.5
New Debt	42.5	29.1	-
Net Estimated Adjustments(3)	(14.6)	(14.6)	-
IFC/OFID CODI Taxes(4)	(3.8)	(3.5)	(3.0)
Total Recovery	$40.6	$47.5	$68.5
Illustrative Recovery %	12.9%	15.1%	21.7%

__________________________________
Note: In this analysis, all take-back debt figures are included at a present value of expected cash flows discounted at 12.5% for Bidder A and 7.5% for Bidder B; assumes a LIBOR floor of 1% for Bidder B take-back debt. Analysis excludes impact of a sale of the Ocean business or other assets.

(1)	Claim includes outstanding principal plus estimated accrued interest as of 7/31/16.
(2)	Includes cash recovery from foreclosure of restricted account with proceeds equal to $6.5 million.
(3)	Adjustments include estimated severance and benefits from residual cash/working capital. Adjustments reflect current estimates and are subject to further refinement by management.
(4)
Taxes assumes all assets sold below book value, no cancellation of debt tax for Notes which fall under Bahamanian jurisdiction, no NOLs to offset cancellation of debt income in Paraguay. The Company is evaluating ways to minimize tax costs.

CONFIDENTIAL DRAFT
SUBJECT TO CONFIDENTIALITY AGREEMENT
FOR DISCUSSION PURPOSES ONLY
 SUBJECT TO MATERIAL CHANGE

APPENDIX

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	Appendix

Illustrative Net Present Value Analysis ($MM)

Bidder A Debt NPV at 12.5% Discount
Bidder A Debt Terms			Year
Face	$60.00		1	2	3	4	5	6	7
Rate	6.0%	Interest	$3.6	$3.6	$3.6	$3.6	$3.6	$3.6	$3.6
Maturity	7 years	Principal	-	-	-	-	-	-	60.0
Discount	12.5%	Cash Flow	$3.6	$3.6	$3.6	$3.6	$3.6	$3.6	$63.6
		NPV	$3.2	$2.8	$2.5	$2.2	$2.0	$1.8	$27.9
		Total	$42.5

	Bidder A NPV Sensitivity Analysis
	Discount Rate
	10.00%	11.25%	12.50%	13.75%	15.00%
NPV	$48.3	$45.3	$42.5	$39.9	$37.5

Bidder B Debt NPV at 7.5% Discount
Bidder B Debt Terms			Year
Face	$40.00		1	2	3	4	5	6	7	8	9
Rate	4.5%	Interest	-	-	$1.8	$1.8	$1.8	$1.8	$1.8	$1.8	$1.8
Maturity	9 years	Principal	-	-	-	-	-	-	-	-	40.0
Discount	7.5%	Cash Flow	-	-	$1.8	$1.8	$1.8	$1.8	$1.8	$1.8	$41.8
		NPV	-	-	$1.4	$1.3	$1.3	$1.2	$1.1	$1.0	$21.8
		Total	$29.1

	Bidder B NPV Sensitivity Analysis
	Discount Rate
	5.00%	6.25%	7.50%	8.75%	10.00%
NPV	$35.2	$32.0	$29.1	$26.5	$24.2

______________________________
Note: As of June 29, 2016, Navios South American Logistics 7.25% Unsecured Bonds are yielding approximately 15.8%, per Advantaged Data.

CONFIDENTIAL DRAFT SUBJECT TO CONFIDENTIALITY AGREEMENT FOR DISCUSSION PURPOSES ONLY SUBJECT TO MATERIAL CHANGE	APPENDIX

OCEAN/OFFSHORE UPDATE

•	Ocean Business
−	The Company has received preliminary bids in the range of $22 million - $25 million, however there is no guarantee a sale will be consummated as the sale process continues
•	The current bid being contemplated would likely be a stock purchase, but may be a combination of a stock purchase/asset purchase in order to minimize applicable taxes
•	Offshore Business
−	The Company is in negotiations with its Offshore lenders to amend the terms of the outstanding loans and extend their maturities
−	Bidder C has proposed a $5MM equity injection for the Offshore business
−	Negotiations are well advanced and an agreement in principle is expected to be reached within the next few days